July 20, 2010

VIA EDGAR AND COURIER

Ms. Cicely LaMothe

Accounting Branch Chief

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington D.C. 20549

Re:	Duke Realty Corporation

Form 8-K

Filed May 4, 2010

File No. 001-09044

Dear Ms. LaMothe:

The Company is providing this letter to you in response to the comments of the staff of the Division of Corporate Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”), as set forth in your letter, dated July 9, 2010 (the “Comment Letter”) related to the Form 8-K dated April 28, 2010. The numbered paragraphs below correspond to the numbered paragraphs in the Comment Letter. To facilitate your review, the Company has reproduced below the original text of the Staff’s comments, and has included its responses immediately following such comments.

Please note that the Company is filing this response letter via EDGAR submission and is also delivering a copy of the submission to your attention via courier.

FORM 8-K dated April 28, 2010

1.	We note within your press release that you provide the measure recurring funds from operations which is calculated by adjusting FFO for certain non-recurring items such as impairment charges, gains (losses) on debt transactions and gains (losses) on the repurchases of preferred stock. Based on the disclosure in your Form 10-K for the year ended December 31, 2009, we note that impairment charges and gains from debt transactions were recorded in both fiscal years 2009 and 2008. While you may provide adjustments that you believe are appropriate, subject to the guidance in Regulation G, please note that it would not be appropriate to state that a charge or a gain is non-recurring unless it meets that criteria.

Response:

We will not include the term “recurring” in our future press releases for our modified presentation of FFO if the term is not applicable.

2.	While we understand that you have chosen not to present recurring funds from operations in your Form 10-K, we do note that you have included a tabular presentation of recurring expenses which includes recurring tenant improvement costs and leasing costs. We also note this line item was included in your statements of cash flows. Please clearly define this term, clarify how you determined such costs were recurring or non-recurring and provide explanation for how an investor would use information making this distinction.

Response:

The costs referred to in our previous filings as recurring tenant improvement costs and recurring leasing costs represent capitalized expenditures to re-let rental space previously under lease from tenants. These costs are also commonly referred to as “second generation” tenant improvements and leasing commissions in the real estate industry as compared to such costs for the initial leasing of newly completed or acquired properties, which are referred to as “first generation.” In future filings, we will utilize the term “second generation” in place of the term “recurring.” We will also provide disclosure in future filings explaining the distinction between first generation and second generation costs. We believe that investors utilize this information as a means of assessing the cash flow performance of our properties on an ongoing basis, subsequent to the initial expenditures for construction, development, acquisition and leasing.

As requested in your letter, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company appreciates your time and cooperation with this matter and if you have any questions, please feel free to contact me at 317/808-6030.

Sincerely,

/s/ Dennis D. Oklak
Dennis D. Oklak
Chairman and Chief Executive Officer
Duke Realty Corporation